May 3, 2019

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re: Sharing Services Global Corporation (formerly, Sharing Services, Inc.)

Amendment No. 2 to Registration Statement on Form 10

Filed February 21, 2019

File No. 00-55997

Dear Sir/Madam,

Reference is made to your letter dated April 23, 2019. In order to facilitate the review of our responses to the comments contained is your letter, we have reproduced below (in bold font) each of your comments. Each of your comments is followed by our response.

Correspondence received March 27, 2019

General

1. Please revise your registration statement to include the disclosure provided in response to prior comments 2, 3 and 4.

Response: The Company’s registration statement on Form 10 will be amended to provide the response to prior comments 2, 3 and 4 contained in our letter of March 27, 2019.

2. Please provide us with a written response confirming that the Company will conduct its business in order to ensure that it is engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities (as defined in the Investment Company Act) and will monitor its investments to ensure that it does not own or acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, and therefore is not required to register as an investment company under the Investment Company Act of 1940.

Response: We hereby confirm that the Company will conduct its business in order to ensure that it continues to be engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities (as defined in the Investment Company Act of 1940) and will monitor its investments to ensure that it does not own or acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, and therefore is not required to register as an investment company under said Investment Company Act.

Sharing Services Global Corporation • 1700 Coit Rd., Suite 100 • Plano, TX 75075

Phone: (469) 304-9400 • www.SHRG.com

Recent Sales of Unregistered Securities, page 25

3. We reissue prior comment 5. Please revise to discuss the common stock issuances referenced on page 16. Your disclosure should clearly identify the exemption from registration under the Securities Act 1933 relied upon for each issuance as required by Item 701(d) of Regulation S-K. In addition, for each transaction, please discuss the facts supporting reliance upon the exemption from registration.

Response: The registrant has issued shares of three series of preferred stock that were and are convertible into shares of common stock on a one to one basis. The shares of our Series C preferred stock were sold for cash (under the terms of stock subscription agreements) and the Series A and Series B were part of a stock exchange and/or acquisitions in exchange for stock or equity interests. These were private transactions involving shares of restricted stock, which can be issued pursuant to exemptions provided under Regulation D Rule 506 or other appropriate exemptions. These issuances were properly reported and disclosed as such by the registrant. After the appropriate holding period of the various preferred shares issued, said shares may be converted into shares of common stock pursuant to appropriate action with the Company’s transfer agent. At such time the holders of said shares must formally request that the registrant remove any restrictive legend so the common shares could be freely traded. Once converted said shares may be deposited with the broker said holder was engaged with. In each case, counsel for both, the transfer agent and the broker review and approve said requests from the holders.

Regulation S-K 701(d) provides for complete disclosure of unregistered stock issuances and further focuses on employee stock compensation plans etc. These transactions were not pursuant to stock option plans or employee benefit plans.

We believe that the disclosures contained in the registration statement and the Company’s periodic filings on Forms 10-Q and Form 10-K are appropriate and that the appropriate private exemption was followed. We also point out the Company filed and was granted an approval on Form S-1 in March 2015 which registered its common shares. The purpose of the recent registration on Form 10 is to provide registration pursuant to the 1934 Act. The Company has filed periodic reports (on Form 10-Q and Form 10-K) for over three years. The intent of the Form 10 was to become effective under the 1934 Act.

Sincerely,

/s/ John Thatch
John Thatch, President and CEO

Sharing Services Global Corporation • 1700 Coit Rd., Suite 100 • Plano, TX 75075

Phone: (469) 304-9400 • www.SHRG.com